Exhibit 99.1

Ardagh Group S.A. Declares Special Cash Dividend of $1.25 per Share

Ardagh Group S.A. (NYSE: ARD) announces that its board of directors has declared a special cash dividend of $1.25 per common share, payable on October 12, 2021, to shareholders of record on October 4, 2021.

This special cash dividend is payable to all shareholders of record on October 4, 2021, regardless of whether holders of Class A common shares have validly tendered, or will validly tender, their shares in the current exchange offer by Ardagh Group S.A.

As previously announced, under the terms of the exchange offer, Ardagh Group S.A. is offering to exchange 2.5 shares of Ardagh Metal Packaging S.A. (NYSE: AMBP) for each Class A common share of Ardagh Group S.A. validly tendered and not withdrawn at the closing of the exchange offer.

The special cash dividend is separate from, and in addition to, the regular quarterly cash dividend of $0.15 per share of Ardagh Group S.A. payable on October 1, 2021, to shareholders of record on September 17, 2021.

September 22, 2021

About Ardagh Group

Ardagh Group is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 57 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7bn.

IMPORTANT INFORMATION FOR INVESTORS

This press release is for informational purposes only, is not a recommendation to buy or sell any securities, and does not constitute an offer to buy or the solicitation to sell any securities. The exchange offer referred to above is being made only pursuant to the offer to exchange/prospectus contained in the registration statement on Form F-4 filed with the SEC (the “F-4”) by Ardagh Metal Packaging S.A. (“AMPSA”), the letter of transmittal and other related materials, including Ardagh Group S.A.’s (“AGSA”) exchange offer statement on Schedule TO that AGSA filed with the SEC upon commencement of the exchange offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE F-4, INCLUDING THE OFFER TO EXCHANGE/PROSPECTUS CONTAINED THEREIN, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS, INCLUDING AGSA’S EXCHANGE OFFER STATEMENT ON SCHEDULE TO (AND ANY AMENDMENT OR SUPPLEMENT THERETO) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE EXCHANGE OFFER THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR AGSA CLASS A COMMON SHARES. Shareholders are able to obtain a free copy of the exchange offer materials (including the offer to exchange/prospectus, the letter of transmittal and other related materials) that AGSA filed with the SEC at the SEC’s website at www.sec.gov. In addition, copies of these documents may be obtained by contacting Georgeson, the information agent for the exchange offer, toll-free at 866-628-6079 or +1-781-575-2137.

The F-4 relating to the shares of AMPSA offered in the exchange offer has been filed with the SEC but has not yet become effective. AMPSA’s shares may not be sold in the exchange offer nor may offers to buy in the exchange offer be accepted prior to the time this registration statement becomes effective.

Forward-Looking Statements

This press release includes "forward-looking statements," within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.